Exhibit 11

OURPET’S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME PER SHARE

(Unaudited)

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017

Net income	$213,132	$432,907	$506,103	$1,062,902

Preferred Stock dividend requirements	(12,644)	(28,810)	(37,521)	(113,512)

Net income attributable to common stockholders	$200,488	$404,097	$468,582	$949,390

Basic weighted average number of common shares outstanding	19,820,566	19,526,135	19,811,835	18,543,256

Preferred Stock Common Share Equivalents	-	-	-	-

Dilutive Stock Options outstanding for the Period	14,269	205,513	73,937	210,007

Dilutive Warrants outstanding for the Period	39,994	270,255	64,282	256,041

Diluted Weighted average number of common and equivalent shares outstanding	19,874,829	20,001,903	19,950,053	19,009,304

Basic Net income per common share	$0.01	$0.02	$0.03	$0.06

Diluted Net income per common share	$0.01	$0.02	$0.02	$0.05